Mr. Bradley Ecker

Mr. Sergio Chinos, Page 1 of 2

January 24, 2022

VIA EDGAR TRANSMISSION

Bradley Ecker

Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BellRing Distribution, LLC Registration Statement on Form S-4 and Form S-1 Filed December 23, 2021 File No. 333-261873

Dear Mr. Ecker and Mr. Chinos:

Set forth below are the responses of BellRing Distribution, LLC (“BellRing” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 13, 2022 (the “Comment Letter”) on the Company’s registration statement on Form S-4 and Form S-1 filed with the Commission on December 23, 2021 (the “Registration Statement”). An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized and other terms used but not defined herein shall have the same meaning set forth in Amendment No. 1.

General

1.	Please revise this Registration Statement on Form S-4 and Form S-1 to comply with our comments issued on the Registration Statement on Form S-4, file no. 333-261741, filed on December 17, 2021.

Response: We respectfully acknowledge the Staff’s comment and advise that we have revised the Registration Statement to comply with the Staff’s comments issued on the Registration Statement on Form S-4, file no. 333-261741, as applicable. The Company advises the Staff that as noted in Response 1 to our response letter to the Staff on January 21, 2022, while Post currently intends to distribute at least 80.1% of its New BellRing Common Stock by means of a spin-off, the final decision has not yet been made and will be determined by Post prior to the distribution of the prospectus that forms part of the Registration Statement to holders of Post Common Stock. In addition, if necessary, Post will supplement the Registration Statement included in Amendment No. 1 and New BellRing’s registration statement on Form S-4 (Registration No. 333-261741) to reflect any changes to the form of the distribution from those described herein and in Amendment No. 1.

THE EXCHANGE OFFER, page 80

2.

We note the disclosure that “Post is offering to exchange up to 80.1% of the shares of New BellRing Common Stock held by it for shares of Post Common Stock.” Please reconcile this disclosure with the disclosure elsewhere that Post will offer at least 80.1% of the shares of New BellRing held by it.

Response: We have reconciled the disclosure throughout the prospectus to state that Post will offer at least 80.1% of its New BellRing Common Stock in the distribution.

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 2 of 2

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (314) 644-7622 or by email at diedre.gray@postholdings.com.

Sincerely,

/s/ Diedre Gray

Diedre Gray Secretary

cc:	Securities and Exchange Commission Beverly Singleton Kevin Woody Bradley Ecker Sergio Chinos